Exhibit 99.1

Change of representative of juristic-person director

1.Date of occurrence of the change: 2007/12/21

2.Name and resume of the replaced person: Stan Hung, Senior vice president of UMC

3.Name and resume of the replacement: Chitung Liu, Chief financial officer of UMC

4.Reason for the change: Replacement of representative

5.Number of shares held by the new director or supervisor at the time of appointment: Not applicable

6.Original term (from to ): from 2006/06/12~2009/06/11

7.Effective date of the new appointment: 2007/12/21

8.Rate of turnover of directors/supervisors of the same term: Not applicable

9.Any other matters that need to be specified: None

Exhibit 99.2

United Microelectronics Corporation
January 8, 2008

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of December 2007.

1)	Sales volume (NT$ Thousand)

Period	Items	2007	2006	Changes	%
					-
December	Invoice amount	6,907,369	6,047,738	859,631	14.21
2007	Invoice amount	90,431,564	89,985,885	445,679	0.50
December	Net sales	8,463,794	8,371,836	91,958	1.10
2007	Net sales	106,771,051	104,098,610	2,672,441	2.57

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	26,428,990
UMC’s subsidiaries	0	0	106,847

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	0
UMC’s subsidiaries	0	0	0
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	7,767,500	15,000,000
Net Profit from Fair Value	(21,523)	(318,708)
Written-off Trading Contracts	4,388,122	0
Realized profit (loss)	(18,748)	0

b Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	0
Net Profit from Market Value	0
Written-off Trading Contracts	974,208
Realized profit (loss)	0

Exhibit 99.3

Represent subsidiary TLC Capital Co, Ltd. to announce the disposal of Tatung Co.

1.Name of the securities: Common shares of Tatung Co.

2.Trading date: 2007/01/29~2008/01/10

3.Trading volume, unit price, and total monetary amount of the transaction: trading volume: 20,230,000 shares; average unit price: $15.77 NTD; total amount: $319,023,100 NTD

4.Gain (or loss) (not applicable in case of acquisition of securities): Gain of NTD 70,036,239

5.Relationship with the underlying company of the trade: None

6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 15,922,000 shares; amount: NTD 195,964,843; percentage of holdings: 0.36%; status of restriction of rights: no

7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 77.70%; ratio of shareholder’s equity: 78.61%; the operational capital as shown in the most recent financial statement: $1,733,475 thousand NTD

8.Concrete purpose/objective of the acquisition or disposal: financing operation

9.Do the directors have any objections to the present transaction?: none

10.Any other matters that need to be specified: none

Exhibit 99.4

Represent subsidiary TLC Capital Co, Ltd. to announce the disposal of China Development Financial Holding Corporation.

1.Name of the securities: Common shares of China Development Financial Holding Corporation.

2.Trading date: 2007/04/18~2008/01/10

3.Trading volume, unit price, and total monetary amount of the transaction: trading volume: 22,781,000 shares; average unit price: $13.71 NTD; total amount: $312,254,950 NTD

4.Gain (or loss) (not applicable in case of acquisition of securities): Gain of NTD 34,802,970

5.Relationship with the underlying company of the trade: None

6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 926,972 shares; amount: NTD 11,002,015; percentage of holdings: 0.01%; status of restriction of rights: no

7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 77.70%; ratio of shareholder’s equity: 78.61%; the operational capital as shown in the most recent financial statement: $1,733,475 thousand NTD

8.Concrete purpose/objective of the acquisition or disposal: financing operation

9.Do the directors have any objections to the present transaction?: none

10.Any other matters that need to be specified: none

Exhibit 99.5

UMC will attend investor conferences on 2008/01/15

1.Date of the investor/press conference: 2008/01/15

2.Location of the investor/press conference: Las Vegas, USA

3.Financial and business related information: The Company will attend the Asia Investors’ Forum held by CLSA from 2008/1/15 to 2008/1/16 in Las Vegas.

4.Any other matters that need to be specified: Please refer to MOPS or Company website for more information.

Exhibit 99.6

United Microelectronics Corporation
For the month of December, 2007

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC; 3) the acquisition assets by UMC; 4) the disposition of assets by UMC for the month of December, 2007.

1)	The trading of directors, supervisors, executive officers and 10% shareholders

		Number of	Number of shares
		shares held as of	held as of
Title	Name	November 30, 2007	December 31, 2007	Changes
Vice President	Lee Chung	286,915	1,044,915	758,000
Vice President	Chia-Pin Lee	18,133	56,133	38,000

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders:

		Number of shares	Number of shares held as
		held as of	of
Title	Name	November 30, 2007	December 31, 2007	Changes
—	—	—	—	—

3)	The acquisition assets (NT$ Thousand)

Description of assets	December	2007
Semiconductor Manufacturing Equipment	3,781,020	23,784,116
Fixed assets	96,178	2,165,243

4)	The disposition of assets (NT$ Thousand)

Description of assets	December	2007
Semiconductor Manufacturing Equipment	518	274,918
Fixed assets	0	71,788